SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC  20549

                                    FORM 11-K

(Mark one)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 001-5480

       A. Full title of the plan and the address of the plan, if different for that the issuer named below:

                  ELCO THERMOPLASTICS INC.
                  PROFIT SHARING PLAN
                  1111 Samuelson Road
                  P.O. Box 7009
                  Rockford, Illinois  61125

      B. Name of issuer of securities held pursuant to the plan and address of Its principal executive office:

                  TEXTRON INC.
                  40 Westminster Street
                  Providence, Rhode Island  02903

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ELCO THERMOPLASTICS INC. PROFIT
                              SHARING PLAN

                                    ELCO TEXTRON INC., Plan Administrator

DATE:  June 28, 1999                By:  /s/Mark S. Arnold
                                           Mark S. Arnold
                                           Director of Finance








                              Financial Statements
                           and Supplemental Schedules


                            Elco Thermoplastics, Inc.
                               Profit Sharing Plan


                     Years ended December 31, 1998 and 1997

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1998 and 1997




                                    Contents

Report of Independent Auditors                                       1

Financial Statements

Statements of Net Assets Available for Benefits                      2
Statements of Changes in Net Assets Available for Benefits           4
Notes to Financial Statements                                        6

Supplemental Schedules
Line 27a - Schedule of Assets Held for Investment Purposes          12
Line 27d - Schedule of Reportable Transactions                      13
Line 27e - Schedule of Non-Exempt Transactions                      15


                         Report of Independent Auditors

Elco Thermoplastics, Inc. Profit Sharing Plan
Administration Committee

We have audited the accompanying statements of net assets available for benefits of the Elco Thermoplastics, Inc. Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions, and non-exempt transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of Plan's management. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                 /s/ Ernst & Young LLP
                                 ERNST & YOUNG LLP
May 5, 1999

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                 Statement of Net Assets Available for Benefits
                              with Fund Information

                                December 31, 1998

                                                      Fund Information
                               Money                                      Textron
                               Market      Balanced        Equity          Stock        Loan          Total
                                Fund         Fund           Fund           Fund         Fund          Funds
Assets
Investments, at fair value:
 Pegasus Equity Index Fund     $      -     $        -     $1,394,452     $        -    $      -     $1,394,452
 The George Putnam Fund of            -      1,600,539              -              -           -      1,600,539
  Boston
 Pegasus Money Market Fund      600,222              -              -              -           -        600,222
 Textron Inc. common stock            -              -              -      1,472,455           -      1,472,455
 Participant notes                    -              -              -              -      19,284         19,284
  receivable
Total investments               600,222      1,600,539      1,394,452      1,472,455      19,284      5,086,952

Receivables:
 Employer's contributions        36,476         57,732         63,141         73,699           -        231,048
 Participant contributions        4,733          7,876          9,075         11,006           -         32,690
Total receivables                41,209         65,608         72,216         84,705           -        263,738
Net assets available
 for benefits                  $641,431     $1,666,147     $1,466,668     $1,557,160     $19,284     $5,350,690

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                 Statement of Net Assets Available for Benefits
                              with Fund Information

                                December 31, 1997

                                               Fund Information
                              Money                            Textron
                             Market    Balanced    Equity       Stock       Loan        Total
                              Fund       Fund       Fund        Fund        Fund        Funds
Assets
Investments, at fair
value:
 Parkstone Equity Income     $      -   $357,844   $107,420     $      -    $     -      $465,264
   Fund
 Parkstone Bond Fund                -    576,174          -            -          -       576,174
 Parkstone Small
   Capitalization                   -     55,725          -            -          -        55,725
   Value Fund
 Parkstone Mid
   Capitalization Value             -    123,698  1,089,902            -          -     1,213,600
    Fund
 Parkstone Balanced
   Allocation Fund                  -    107,044          -            -          -       107,044
 Parkstone International
   Discovery Fund                   -    119,803          -            -          -       119,803
 Parkstone Government
   Money Market Fund          551,375        231         95            -         22       551,723
 Parkstone Prime
   Obligations Money                -          -          -       30,937          -        30,937
   Market Fund
Textron Inc. common stock           -          -          -    1,057,500          -     1,057,500
Participant notes                   -          -          -            -      9,762         9,762
receivable
Total investments             551,375  1,340,519  1,197,417    1,088,437      9,784     4,187,532

Receivables:
 Employer's contributions      44,807     73,425     85,389       83,475          -       287,096
 Participant contributions      3,966      6,856      9,521       10,092          -        30,435
 Accrued income                 2,318          1          1        4,363         57         6,740
 Other                            390     16,297      4,289           32          -        21,008
Total receivables              51,481     96,579     99,200       97,962         57       345,279
Total assets                  602,856  1,437,098  1,296,617    1,186,399      9,841     4,532,811

Liabilities
Other                             113        277        239        6,842          -         7,471
Net assets available
 for benefits                $602,743  $1,436,821 $1,296,378  $1,179,557     $9,841    $4,525,340


See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year ended December 31, 1998


                                      Fund Information
                                   Money                                  Textron
                                  Market     Balanced        Equity        Stock         Loan       Total
                                   Fund        Fund           Fund         Fund          Fund       Funds
Investment income:
 Interest and dividends            $33,433      $142,947       $89,928       $25,280      $1,430    $293,018
 Net appreciation in fair
   value of investments                  -        11,116        94,947       255,888           -     361,951
                                    33,433       154,063       184,875       281,168       1,430     654,969

Contributions:
 Employer                           50,052        82,273        91,612       103,924           -     327,861
 Participants                       40,791        75,878        94,072       106,119           -     316,860
                                    90,843       158,151       185,684       210,043           -     644,721
Total additions                    124,276       312,214       370,559       491,211       1,430   1,299,690

Deductions from net assets
 attributed to:
   Benefits paid to                 50,421       136,265       159,160       115,780       1,478     463,104
participants
   Other                             4,360       (6,500)         2,786         9,603         987      11,236
Net increase (decrease) before      69,495       182,449       208,613       365,828     (1,035)     825,350
 transfers
Interfund transfers, net          (30,807)        46,877      (38,323)        11,775      10,478           -
Net increase                        38,688       229,326       170,290       377,603       9,443     825,350

Net assets available for
 benefits at beginning of          602,743     1,436,821     1,296,378     1,179,557       9,841   4,525,340
 year
Net assets available for
 benefits at end of year          $641,431    $1,666,147    $1,466,668    $1,557,160     $19,284  $5,350,690

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year ended December 31, 1997


                                                                Fund Information
                                             Money                                 Textron
                                            Market      Balanced       Equity       Stock       Loan      Total
                                             Fund         Fund          Fund        Fund        Fund      Funds
Additions to net assets attributed to:
 Investment income:
   Interest and dividends                    $27,253      $130,897      $214,259     $17,021      $303    $389,733
   Net appreciation (depreciation) in
    fair value of investments                      -        16,515      (87,698)     214,014         -     142,831
                                              27,253       147,412       126,561     231,035       303     532,564
 Contributions:
   Employer                                   56,387        95,025       112,006     106,657         -     370,075
   Participants                               35,381        72,113       103,591      93,362         -     304,447
                                              91,768       167,138       215,597     200,019         -     674,522
 Other                                         (467)         (835)         5,856     (2,151)    36,751      39,154
Total additions                              118,554       313,715       348,014     428,903    37,054   1,246,240

Deductions from net assets attributed to:
 Benefits paid to participants                55,585       103,235       105,377      52,517         -     316,714
Net increase before transfers                 62,969       210,480       242,637     376,386    37,054     929,526

Interfund transfers, net                    (37,489)       (9,333)     (106,126)     148,596     4,352           -
Net increase                                  25,480       201,147       136,511     524,982    41,406     929,526

Net assets available for benefits at
 beginning of year                           577,263     1,235,674     1,159,867     654,575  (31,565)   3,595,814
Net assets available for benefits at
 end of year                                $602,743    $1,436,821    $1,296,378  $1,179,557    $9,841  $4,525,340

See accompanying notes.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997



1. Description of the Plan

The following brief description of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Thermoplastics Inc. (the Company), a subsidiary of Elco Textron Inc., and to provide for participant tax-deferred savings under
Section 401(k) of the Internal Revenue Code (IRC). All full-time employees of the Company with one year of service are eligible to participate in the Plan. Participants have a 100% vested interest in their account balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Active participants may make contributions as defined in the Plan. Such contributions may be in the form of Employee Deferral Contributions (as a percentage of the participant's compensation) or Nondeductible Employee Contributions. The Company will contribute an amount equal to 50% of the Employee Deferral Contributions related to the first 4% to 6% of earnings, as defined (3% prior to March 1, 1998). Additional Company contributions may be made at the sole discretion of the Board of Directors. The Company made discretionary contributions of $215,884 and $130,000 in the years ended December 31, 1998 and 1997, respectively.

Participant Notes Receivable

Participants may borrow an amount that does not exceed the lesser of $50,000 or one-half the value of their account balance relating only to employee contributions. Loans must be repaid within five years and bear interest at the current prime rate plus 1%.

Investment Options

Participants are allowed to direct employer and employee contributions in 10% increments in any of the following investment funds:

  Money Market Fund - Funds are invested in the Pegasus Money Market Fund, a mutual fund, which invests in short-term U.S. Treasury bills or notes as well as other short-term obligations issued by or guaranteed by the U.S. Government and other short-term obligations.

  Equity Fund - Funds are invested primarily in the Pegasus Equity Index Fund, a mutual fund, which invests in common and preferred stocks.

  Balanced  Fund  - Funds are invested primarily in The George  Putnam  Fund  of
  Boston, which invest in a combination of common stocks (and securities convertible into common stocks), high- and medium-grade corporate bonds, government securities and other fixed income securities.

  Textron Stock Fund - Funds are invested exclusively in Textron common stock. Cash dividends, if any, will be reinvested in shares of Textron common stock. Fractional interests in the shares of Textron common stock are allocated to the participant's accounts.

Participants may change their investment options quarterly.

During October 1998, the underlying investments available to participants changed.

Participant Accounts

Employee contributions and the Company's matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

Earnings within each fund are allocated daily in the proportion that each participant's beginning account balance (restated for transfers), plus one-half of contributions made during the six-month period, bears to the total of such amounts for all participants.

Benefit Payments

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the participant's account balance, or annual installments over a period of time as defined by the Plan.

2. Significant Accounting Policies

Valuation of Investments

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued at the last reported sale price on the last day of business of the plan year. The Money Market Fund and participant loans are valued at their outstanding balances which approximate fair value.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Certain services are provided to the Plan without charge, and administrative expenses are paid by the Company.

3. Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. Investments

The Plan's investments are held by the Trustee in a bank-administered trust fund. Effective October 1, 1998, Trustee responsibilities and all Plan assets were transferred from National City Bank to Putnam Fiduciary Trust Company (Putnam).

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $361,951 and $142,831, as follows:

                                                     Year ended December 31
                                                        1998        1997
Investments at fair value as determined by
 quoted market prices:
   Parkstone Equity Income Fund                       $(30,295)      $20,568
   Parkstone Bond Fund                                   23,636       13,024
   Parkstone Small Capitalization Fund                  (4,729)     (13,692)
   Parkstone Balanced Allocation Fund                     2,614          182
   Parkstone Mid Capitalization Value Fund            (115,024)     (84,394)
   Parkstone International Discovery Fund                 (675)      (6,871)
   Pegasus Equity Index Fund                            194,784            -
   The George Putnam Fund of Boston                      35,752            -
   Textron Inc. Common Stock                            255,888      214,014
                                                       $361,951     $142,831

5. Differences Between Financial Statements

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                          December 31
                                                       1998         1997

Net assets available for benefits per the
 financial statements                                $5,134,806   $4,525,340
Amounts allocated to withdrawn participants                   -     (40,836)
Net assets available per Form 5500                   $5,134,806   $4,484,504


                                                     Year ended December 31
                                                       1998         1997

Benefits paid to participants per the
 financial statements                                  $463,104     $316,714
Add: Amounts allocated on Form 5500 to
 withdrawn participants at the end of
 the year                                                     -       40,836
Less: Amounts allocated on Form 5500 to
 withdrawn participants at the beginning
 of the year                                           (40,836)     (57,672)
                                                       $422,268     $299,878

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

6. Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee, and the common stock of Textron Inc., the ultimate parent company of the Company.

7. Tax Status

The Plan has received a letter from the Internal Revenue Service dated June 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

8. Year 2000 (Unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third-party providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed on time, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

Supplemental Schedules

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                             Description of
     Identity of Issue, Borrower,           Investment, Rate                          Current
       Lessor, or Similar Party                of Interest             Cost            Value

Pegasus Money Market Fund*                      600,222 units            $600,222        $600,222

Mutual funds:
 Pegasus Equity Index Fund*                     54,921 shares           1,199,668       1,394,452
 The George Putnam Fund of Boston*              88,721 shares           1,564,789       1,600,539
Textron Inc. common stock*                      19,930 shares           1,013,115       1,472,455
Participant loans                             7.9% to 9.5%                      -          19,284
                                                                        $4,377,794      $5,086,952

*Indicates party-in-interest to the Plan.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998
                                                                                             Current Value
                                                                                              of Asset on
                                                                                    Cost      Transaction       Net
Identity of Party                                      Purchase     Selling          of                         Gain
    Involved            Description of Assets           Price        Price         Asset          Date         (Loss)

Category (i) - Individual transactions in excess of 5 percent of plan assets

Putnam*           Putnam Equity Index Fund             $1,089,794     $      -    $1,089,794     $1,089,794        $   -

Putnam*           The George Putnam Fund of Boston      1,428,195            -     1,428,195      1,428,195            -

Putnam*           Pegasus Money Market Fund               578,904            -       578,904        578,904            -

First of America
 Investment       Parkstone Government Money
 Corporation*           Market Fund                             -      590,079       590,079        590,079            -

First of America
 Investment       Parkstone Mid Capitalization
 Corporation*           Value Fund                              -    1,006,899     1,317,501      1,006,899    (310,602)

First of America
 Investment
 Corporation*     Parkstone Bond Fund                           -      621,614       582,282        621,614       39,332

First of America
 Investment
 Corporation*     Parkstone Equity Income Fund                  -      349,703       368,727        349,703     (19,024)

Category (iii) - Series of security transactions in excess of 5 percent of plan assets

First of America
 Investment       Parkstone Government Money
 Corporation*           Market Fund                       775,807            -       775,807        775,807            -
                                                                -    1,327,530     1,327,530      1,327,530            -

First of America
 Investment       Parkstone Prime Obligation
 Corporation*           Money Market Fund                 405,677            -       405,677        405,677            -
                                                                -      436,614       436,614        436,614            -

First of America
 Investment
 Corporation*     Parkstone Equity Income Fund             34,963            -        34,963         34,963            -
                                                                -      469,937       497,336        469,937     (27,399)

First of America
 Investment
 Corporation*     Parkstone Bond Fund                      21,803            -        21,803         21,803            -
                                                                 -      621,614       582,282        621,613       39,332

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

                 Line 27d - Schedule of Reportable Transactions
                                   (continued)

                                                                                Current
                                                                                Value of
                                                                    Cost        Asset on       Net
  Identity of                              Purchase   Selling        of       Transaction      Gain
     Party
    Involved       Description of Assets     Price     Price        Asset         Date        (Loss)

Category (iii) - Series of security transactions in excess of 5 percent of plan assets (continued)

First of
 America         Parkstone Mid
 Investment      Capitalization
 Corporation*    Value Fund                  188,789          -       188,789      188,789            -
                                                   -  1,289,347     1,628,761    1,289,347    (339,414)

Textron Inc. *   Textron Inc. Common         320,018          -       320,018      320,018            -
                 Stock
                                                   -    160,951       114,093      160,951       46,858
First of
 America
 Investment      Parkstone Balanced
 Corporation*    Allocation Fund             221,975          -       221,975      221,975            -
                                                   -    331,632       329,599      331,632        2,033

Putnam*          Pegasus Equity Index      1,199,668          -     1,199,668    1,199,668            -
                 Fund

Putnam*          The George Putnam Fund    1,564,859          -     1,564,859    1,564,859            -
                 of Boston
                                                   -         72            70           72            2

Putnam*          Pegasus Money Market        600,836          -       600,836      600,836            -
                 Fund
                                                    -        614           614          614            -

*Indicates party-in-interest to the Plan.
There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1998.

                  Elco Thermoplastics, Inc. Profit Sharing Plan

                    Employer Identification Number 35-1291803
                                 Plan Number 001

                 Line 27e - Schedule of Non-Exempt Transactions

                          Year ended December 31, 1998


                                  Relationship to Plan        Description of Transactions, Including
                                   Employer or Other             Maturity Date, Rate of Interest,
 Identity of Party Involved        Party-in-Interest             Collateral, Par or Maturity Value

Elco Thermoplastics, Inc.      Employer/Sponsor             Employee contributions of $5,332.70
                                                            withheld from an April 1998 payroll were
                                                            remitted on November 3, 1998.  No
                                                            adjustment for lost earnings has been
                                                            made to date.